Triant Technologies Inc.

20 Townsite Road, 2nd Floor

Nanaimo, BC

Canada V9S 5T7

Tel: 250.754.4223

Toll Free: 800.663.8611

Fax:   250.754.2388

e-mail: mail@triant.com

CONTACTS:

Robert Heath, Chairman & CEO / Mark Stephens, CFO

Triant Technologies Inc.

250.754.4223

mail@triant.com

FOR IMMEDIATE RELEASE

TRIANT SELECTED BY AMD FOR ENTERPRISE-WIDE FAULT DETECTION

VANCOUVER, CANADA – MAY 20, 2003 - Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF) today announced that Advanced Micro Devices, Inc. (NYSE: AMD) has chosen Triant's ModelWare® to be a key component of a fault detection solution in AMD’s wafer fabrication plants (fabs). AMD plans to convert its existing deployments of ModelWare to plant-wide deployments at its state-of-the-art high-volume production plants in the United States and Germany.

ModelWare, Triant's equipment health monitoring and advanced fault detection solution, is an integral part of our customers’ enterprise-wide manufacturing infrastructure. It is a proven solution for increasing productivity and lowering manufacturing costs in both current-generation plants that process 200mm wafers and next-generation plants that process 300mm wafers.

"AMD's number one priority is delivering technology solutions focused on customer need, and that extends to our manufacturing strategies," said Gary Heerssen, group vice president, Wafer Fabrication Group.  "It is this commitment that led us to implement what is now known as AMD Precision Manufacturing, which allows us to closely match our production output with current customer requirements. By integrating Triant's ModelWare with our extensive suite of proprietary fab technologies, we can continue to extend our leadership in customer-centric manufacturing."

Robert Heath, Triant's Chairman and CEO, stated, "AMD is a key strategic customer and we are pleased to be their selected vendor for enterprise-wide fault detection.  AMD and Triant are both committed to setting a high performance standard in advanced process control (APC) that can serve as an example for the semiconductor industry."

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant's core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made.